Exhibit (a)(3)

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June 27, 2007

TO:         UNIT HOLDERS OF LIBERTY TAX CREDIT PLUS, LP

SUBJECT:    OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 3,197.5 Units of limited partnership interest (the "Units") in LIBERTY TAX CREDIT PLUS, LP (the "Partnership") at a purchase price equal to:

                                  $70 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in LIBERTY TAX CREDIT PLUS, LP without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

      o While the Partnership is selling properties, unless you sell your Units, you will still be a limited partner until 2009, at a minimum. Some of the properties of the Partnership cannot be sold prior to December 31, 2008 without recapture of the tax credits. Thus, the Partnership cannot liquidate any earlier than 2009. If you sell your Units to us, you will no longer have to file a Schedule K-1 with your tax return for this Partnership.

      o The tax credits associated with the Partnership have all expired; until last year, no distributions were paid to limited partners, and according to the Partnership "The Partnership does not anticipate providing cash distributions to the [holders of limited partnership interests] other than distributions of sale or refinancing proceeds upon the disposition of Properties." (See Annual Report on Form 10-K for the year ended March 31, 2007).

      o The Partnership has stated that it "has not met its investment objective of providing cash distributions from the operations of the Properties." Our Offer will provide you with cash within 3 business days of the transfer of the Units.

      o The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in LIBERTY TAX CREDIT PLUS, L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

After the completion of the Offer, if you tender your Units, the General Partner will mail you additional transfer documents to sign and return to it in order to complete the transfer. Please understand that the sooner you return these documents, the sooner we can pay you for your Units. If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) August 3, 2007.